SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2*)


                           TAPPAN ZEE FINANCIAL, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)


                                   876067-10-9
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                                 (CUSIP Number)


                                       N/A
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              Date of Event which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

         /X/ Rule 13d-1(b)
         /_/ Rule 13d-1(c)
         /_/ Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.876067-10-9                13G             Page 2 of 6 Pages
         ---------------------                           --   --
------------------------------                 --------------------------------


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1          NAME OF REPORTING PERSON
           SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary)

               Employee Stock Ownership Plan of Tappan Zee Financial, Inc. and Certain Affiliates
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a) /_/
                                                                       (b) /_/
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3          SEC USE ONLY

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4          CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware Corporation's employee benefit plan organized in New York.
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                            5       SOLE VOTING POWER
        NUMBER OF                                               0
          SHARES            ----------------------------------------------------
       BENEFICIALLY         6       SHARED VOTING POWER
         OWNED BY                                          94,063
           EACH             ----------------------------------------------------
        REPORTING           7       SOLE DISPOSITIVE POWER
          PERSON                                                0
           WITH             ----------------------------------------------------
                            8       SHARED DISPOSITIVE POWER
                                                         129,600
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9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                   129,600
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10         CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*
                                                                         /_/
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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               8.17% of 1,478,062 shares of Common Stock outstanding as of December 31, 1997
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12         TYPE OF REPORTING PERSON*
                                             EP
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                      *SEE INSTRUCTION BEFORE FILLING OUT!



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                                                               Page 3 of 6 pages


                                    ITEM 1(a)

NAME OF ISSUER:            Tappan Zee Financial, Inc. ("Company")


                                    ITEM 1(b)

ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:       75 North Broadway
                                                      Tarrytown, NY  10591-0187


                                    ITEM 2(a)

NAME OF PERSON FILING:     Employee Stock Ownership Plan of
                           Tappan Zee Financial, Inc. and Certain Affiliates
                           75 North Broadway
                           Tarrytown, NY 10591-0187


                                    ITEM 2(b)

ADDRESS OF PRINCIPAL BUSINESS OFFICE:           75 North Broadway
                                                Tarrytown, NY  10591-0187


                                    ITEM 2(c)

CITIZENSHIP:   New York trust for Employee benefit plan of Delaware corporation.


                                    ITEM 2(d)

TITLE OF CLASS OF SECURITIES:          Common Stock, par value $.01 per share
                                       ("Common Stock")


                                    ITEM 2(e)

CUSIP NUMBER:              876067-10-9


                                     ITEM 3

The person filing is an:

                           (f)  /X/  Employee benefit plan which is subject to
the provisions of the Employee Retirement Income Security Act of 1974.





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                                                               Page 4 of 6 pages


                                     ITEM 4
OWNERSHIP:

                 The following information with respect to the Plan's ownership of Common Stock is provided as of December 31, 1997. None of the shares set forth below constitute shares the beneficial ownership of which the Plan had the right to acquire within 60 days following such date.

         (a)  AMOUNT BENEFICIALLY OWNED. . . . .                   129,600

         (b)  PERCENT OF CLASS . . . . . . . . . . . .                8.7%

         (c)  NUMBER OF SHARES AS TO WHICH
              SUCH PERSON HAS:

                 (i)   SOLE POWER TO VOTE OR TO
                       DIRECT THE VOTE . . . . . . . . .                 0

                 (ii)  SHARED POWER TO VOTE OR TO
                       DIRECT THE VOTE. . . . . . . . .             94,063

                 (iii) SOLE POWER TO DISPOSE OR TO
                       DIRECT DISPOSITION OF . . . . .                   0

                 (iv)  SHARED POWER TO DISPOSE OR TO
                       DIRECT DISPOSITION OF  . . . . .            129,600

The reporting person is an employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") with individual accounts for the accrued benefits of participating employees and their beneficiaries. The reporting person is administered by the ESOP Committee and its assets are held in trust by a trustee ("Plan Trustee"). The number of shares listed as beneficially owned represents the entire number of shares of Common Stock held by Marine Midland Bank, as Plan Trustee, as of December 31, 1997. As of December 31, 1997, 35,537 of such shares of Common Stock had been allocated to individual accounts established for participating employees and their beneficiaries, and 94,063 of such shares were held, unallocated, for allocation in future years. In general, participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts. Such allocated shares are, therefore, not included as shares over which the ESOP Committee has sole or shared voting power. Any unallocated Common Stock is generally required to be voted by the Plan Trustee in the same proportion as Common Stock which has been allocated to Participants is directed to be voted. The ESOP Committee shares with the Plan Trustee dispositive power over Common Stock held in the ESOP since, pursuant to the Plan Document and Trust Agreement, the ESOP Committee can direct the Plan Trustee to purchase or sell unallocated shares of Common Stock if the ESOP Committee considers such action to be in the interest of the Participants. The ESOP Committee also shares with the Plan Trustee and participating employees and their beneficiaries dispositive power over allocated shares of Common Stock since participating employees and their beneficiaries have the right to determine whether Common Stock allocated to their respective accounts will be tendered in response to a tender offer but otherwise have no dispositive power. Any unallocated Common Stock is generally required to be tendered by the Plan Trustee in the same



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                                                               Page 5 of 6 pages


proportion as Common Stock which has been allocated to Participants is directed to be tendered. In limited circumstances, ERISA may confer upon the Plan Trustee the power and duty to control the voting and tendering of Common Stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights. The reporting person disclaims voting power with respect to such allocated Common Stock.


                                     ITEM 5
Not applicable

                                     ITEM 6

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

              Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts. Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are at the direction of the Company, either (i) credited to the respective individual accounts, (ii) distributed to the participating employees and their beneficiaries, or (iii) used to pay principal and interest on outstanding indebtedness incurred by the reporting person to acquire Common Stock.


                                     ITEM 7

Not applicable


                                     ITEM 8

Not applicable


                                     ITEM 9

Not applicable


                                     ITEM 10

CERTIFICATION:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.



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                                                               Page 6 of 6 pages



                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date:   February 17, 1998

EMPLOYEE STOCK OWNERSHIP PLAN OF TAPPAN ZEE FINANCIAL, INC.
 AND CERTAIN AFFILIATES

By:      ESOP Committee


         By      /s/ Kevin J. Plunkett
            ---------------------------------------
                 Kevin J. Plunkett
                 Chairman


         By      /s/ Gerald L. Logan
            ---------------------------------------
                 Gerald L. Logan
                 Member


         By      /s/ Paul R. Wheatley
            ---------------------------------------
                 Paul R. Wheatley
                 Member